GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	Deal Name: Residential Accredit Loans Inc, 2006-QO6
2. Factor Summary	Asset Type: Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	Closing Date: 06/29/2006
	First Distribution Date: 07/25/2006
5. Other Income Detail	
	Determination Date: 12/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date: 12/26/2006
	Record Date:
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry: 12/22/2006
	Definitive: 11/30/2006
8. Collateral Summary	
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	Trustee: Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone: 714-247-6000
13. Losses and Recoveries	GMAC-RFC
14. Credit Enhancement Report	Bond Administrator: Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	Telephone: 818-260-1628
16. Overcollateralization Summary	Pool(s): 40365
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75114NAA2	725,353,000.00	709,162,724.20	5.50000000	6,198,139.18	3,141,984.85	9,340,124.03	0.00	0.00	0.00	702,964,585.02
A-2	75114NAB0	302,230,000.00	295,484,061.05	5.55000000	2,582,554.43	1,321,059.99	3,903,614.42	0.00	0.00	0.00	292,901,506.62
A-3	75114NAC8	181,338,000.00	177,290,436.63	5.58000000	1,549,532.66	796,920.51	2,346,453.17	0.00	0.00	0.00	175,740,903.97
M-1	75114NAD6	26,040,000.00	26,040,000.00	5.65000000	0.00	118,518.17	118,518.17	0.00	0.00	0.00	26,040,000.00
M-2	75114NAE4	9,766,000.00	9,766,000.00	5.67000000	0.00	44,606.21	44,606.21	0.00	0.00	0.00	9,766,000.00
M-3	75114NAF1	6,510,000.00	6,510,000.00	5.69000000	0.00	29,839.31	29,839.31	0.00	0.00	0.00	6,510,000.00
M-4	75114NAG9	6,510,000.00	6,510,000.00	5.78000000	0.00	30,311.28	30,311.28	0.00	0.00	0.00	6,510,000.00
M-5	75114NAH7	6,510,000.00	6,510,000.00	5.82000000	0.00	30,521.05	30,521.05	0.00	0.00	0.00	6,510,000.00
M-6	75114NAJ3	6,510,000.00	6,510,000.00	5.86000000	0.00	30,730.82	30,730.82	0.00	0.00	0.00	6,510,000.00
M-7	75114NAK0	6,510,000.00	6,510,000.00	6.57000000	0.00	34,454.18	34,454.18	0.00	0.00	0.00	6,510,000.00
M-8	75114NAL8	6,510,000.00	6,510,000.00	6.77000000	0.00	35,503.01	35,503.01	0.00	0.00	0.00	6,510,000.00
M-9	75114NAM6	6,510,000.00	6,510,000.00	7.07000000	0.00	37,076.26	37,076.26	0.00	0.00	0.00	6,510,000.00
SB	75114NAN4	11,718,741.33	11,718,141.67	0.00000000	0.00	2,680,734.17	2,680,734.17	0.00	0.00	0.00	11,718,141.67
R-I	75114NAP9	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75114NAQ7	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**1,302,015,741.33**	**1,275,031,363.55**		**10,330,226.27**	**8,332,259.81**	**18,662,486.08**	**0.00**	**0.00**	**0.00**	**1,264,701,137.28**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75114NAA2	977.67945290	8.54499696	4.33166314	12.87666010	0.00000000	0.00000000	969.13445594
A-2	75114NAB0	977.67945290	8.54499696	4.37104189	12.91603884	0.00000000	0.00000000	969.13445594
A-3	75114NAC8	977.67945290	8.54499697	4.39466913	12.93966609	0.00000000	0.00000000	969.13445593
M-1	75114NAD6	1,000.00000000	0.00000000	4.55138902	4.55138902	0.00000000	0.00000000	1,000.00000000
M-2	75114NAE4	1,000.00000000	0.00000000	4.56750051	4.56750051	0.00000000	0.00000000	1,000.00000000
M-3	75114NAF1	1,000.00000000	0.00000000	4.58361137	4.58361137	0.00000000	0.00000000	1,000.00000000
M-4	75114NAG9	1,000.00000000	0.00000000	4.65611060	4.65611060	0.00000000	0.00000000	1,000.00000000
M-5	75114NAH7	1,000.00000000	0.00000000	4.68833333	4.68833333	0.00000000	0.00000000	1,000.00000000
M-6	75114NAJ3	1,000.00000000	0.00000000	4.72055607	4.72055607	0.00000000	0.00000000	1,000.00000000
M-7	75114NAK0	1,000.00000000	0.00000000	5.29250077	5.29250077	0.00000000	0.00000000	1,000.00000000
M-8	75114NAL8	1,000.00000000	0.00000000	5.45361137	5.45361137	0.00000000	0.00000000	1,000.00000000
M-9	75114NAM6	1,000.00000000	0.00000000	5.69527803	5.69527803	0.00000000	0.00000000	1,000.00000000
SB [1]	75114NAN4							
R-I	75114NAP9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75114NAQ7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	97.13408964%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/27/2006	12/25/2006	Actual/360	709,162,724.20	5.50000000	3,141,984.85	0.00	0.00	0.00	0.00	3,141,984.85	0.00
A-2	11/27/2006	12/25/2006	Actual/360	295,484,061.05	5.55000000	1,321,059.99	0.00	0.00	0.00	0.00	1,321,059.99	0.00
A-3	11/27/2006	12/25/2006	Actual/360	177,290,436.63	5.58000000	796,920.51	0.00	0.00	0.00	0.00	796,920.51	0.00
M-1	11/27/2006	12/25/2006	Actual/360	26,040,000.00	5.65000000	118,518.17	0.00	0.00	0.00	0.00	118,518.17	0.00
M-2	11/27/2006	12/25/2006	Actual/360	9,766,000.00	5.67000000	44,606.21	0.00	0.00	0.00	0.00	44,606.21	0.00
M-3	11/27/2006	12/25/2006	Actual/360	6,510,000.00	5.69000000	29,839.31	0.00	0.00	0.00	0.00	29,839.31	0.00
M-4	11/27/2006	12/25/2006	Actual/360	6,510,000.00	5.78000000	30,311.28	0.00	0.00	0.00	0.00	30,311.28	0.00
M-5	11/27/2006	12/25/2006	Actual/360	6,510,000.00	5.82000000	30,521.05	0.00	0.00	0.00	0.00	30,521.05	0.00
M-6	11/27/2006	12/25/2006	Actual/360	6,510,000.00	5.86000000	30,730.82	0.00	0.00	0.00	0.00	30,730.82	0.00
M-7	11/27/2006	12/25/2006	Actual/360	6,510,000.00	6.57000000	34,454.18	0.00	0.00	0.00	0.00	34,454.18	0.00
M-8	11/27/2006	12/25/2006	Actual/360	6,510,000.00	6.77000000	35,503.01	0.00	0.00	0.00	0.00	35,503.01	0.00
M-9	11/27/2006	12/25/2006	Actual/360	6,510,000.00	7.07000000	37,076.26	0.00	0.00	0.00	0.00	37,076.26	0.00
SB	11/01/2006	11/30/2006	Actual/360	11,718,141.67	0.00000000	0.00	0.00	0.00	0.00	2,680,734.17	2,680,734.17	0.00
Deal Totals				**1,275,031,363.55**		**5,651,525.64**	**0.00**	**0.00**	**0.00**	**2,680,734.17**	**8,332,259.81**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-9, M-7, M-5, M-3, M-1

Net Deferred Interest Amount: $0.00

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	382,250.13	2,298,484.04	2,680,734.17
Deal Totals	**382,250.13**	**2,298,484.04**	**2,680,734.17**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**12,147.42**	**12,147.42**	**0.00**	**0**	**0.00**	**398,275.60**	**44,330.14**	**102,046.54**	**0.00**	**0.00**	**0.00**



7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	3,651	3,520	N/A	850	37	0	0	0	3,483
	Balance/Amount	1,302,015,741.33	1,275,031,363.56	-4,313,472.77	542,227.77	14,101,471.27	N/A	0.00	0.00	1,264,701,137.29

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.90717798	7.98241658	380.65	380.65	7.48217798	7.55741658	7.48217798	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	12.90%	12.15%	8.73%		8.73%

NET WA CAP RATE - 7.74018411
WA NET RATE - 7.48217798

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,386	1,228,862,936.58	1	574,007.64	0	0.00	0	0.00	0.00	3,387	1,229,436,944.22
30 days	72	25,354,356.55	0	0.00	0	0.00	0	0.00	0.00	72	25,354,356.55
60 days	15	5,378,311.68	1	327,192.09	0	0.00	0	0.00	0.00	16	5,705,503.77
90 days	1	375,922.93	0	0.00	1	684,062.75	0	0.00	0.00	2	1,059,985.68
120 days	2	712,001.55	0	0.00	2	1,483,390.65	0	0.00	0.00	4	2,195,392.20
150 days	0	0.00	0	0.00	2	948,954.87	0	0.00	0.00	2	948,954.87
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	3,476	1,260,683,529.29	2	901,199.73	5	3,116,408.27	0	0.00	0.00	3,483	1,264,701,137.29
Current	97.22%	97.17%	0.03%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	97.24%	97.21%
30 days	2.07%	2.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.07%	2.00%
60 days	0.43%	0.43%	0.03%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.46%	0.45%
90 days	0.03%	0.03%	0.00%	0.00%	0.03%	0.05%	0.00%	0.00%	0.00%	0.06%	0.08%
120 days	0.06%	0.06%	0.00%	0.00%	0.06%	0.12%	0.00%	0.00%	0.00%	0.11%	0.17%
150 days	0.00%	0.00%	0.00%	0.00%	0.06%	0.08%	0.00%	0.00%	0.00%	0.06%	0.08%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.80%	99.68%	0.06%	0.07%	0.14%	0.25%	0.00%	0.00%	0.00%	100.00%	100.00%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO6

December 26, 2006

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
	Totals			**Totals**			**Totals**			**Totals**			**Totals**	
1 Month	72	25,354,356.55	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.07%	2.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	16	5,705,503.77	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.46%	0.45%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	2	1,059,985.68	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.06%	0.08%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	4	2,195,392.20	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.11%	0.17%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	2	948,954.87	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.06%	0.08%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts				DEPOSITS		WITHDRAWALS		Ending Balance
Description	Source	Beginning Balance	Investment Earnings	Other Deposits	Draws	Releases	
Basis Risk Shortfall Reserve Fund		0.00	0.00	0.00	0.00	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	11,718,141.67	11,718,141.67	0.00	11,718,141.67	11,718,141.67

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	7,950,009.66
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Offered Certificate Accrued Interest	5,651,525.62
(6)	OC Reduction Amount	0.00
(7)	Excess Cashflow Prior to OC Provisions	2,298,484.04

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	2,298,484.04
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Interest Carry Forward Amount	0.00
(7)	Basis Risk Shortfall Carry-Forward Amount	0.00
(8)	Relief Act Shortfall	0.00
(9)	Unreimbursed Realized Losses	0.00
(10)	To Class SB Certificates	2,298,484.04

GMAC RFC

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Period	6
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	7.36096000%
Specified Senior Enhancement Percent - Target value	17.87500000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	0.61494000%
Senior Enhancement Delinquency Percentage - Target Value	2.92052900%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2006-QO6
December 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	18,324,566.07
Prepayment Premium	382,250.13
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	0.00
Total Deposits	18,706,816.20

Uses of Funds	Amount
Transfer to Certificate Account	18,662,486.06
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	44,330.14
Derivatives Payment	0.00
Total Withdrawals	18,706,816.20

Ending Balance	0.00